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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                           Fingerhut Companies, Inc.
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                           (Name of Subject Company)

          Bengal Subsidiary Corp.; Federated Department Stores, Inc..
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                                   (Bidders)

                    Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                   317867109
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                     (CUSIP Number of Class of Securities)

                              Dennis J. Broderick
         Senior Vice President, General Counsel and Corporate Secretary
                       Federated Department Stores, Inc.
                             7 West Seventh Street
                             Cincinnati, Ohio 45202
                                 (513) 579-7000
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                 (Name, Address and Telephone Number of Person
     Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
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    This Amendment No. 3 is to the Tender Offer Statement on Schedule 14D-1,
originally filed on February 18, 1999, as thereafter amended (as amended, the "Statement"), that relates to the offer by Bengal Subsidiary Corp. ("Purchaser"), a direct, wholly owned subsidiary of Federated Department Stores, Inc. ("Parent"), to purchase all outstanding common shares (the "Shares"), of Fingerhut Companies, Inc. (the "Company"), at a purchase price of $25.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 18, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). This Statement was, and this Amendment No. 3 is, being filed on behalf of Purchaser and Parent. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer To Purchase.

    The Statement is hereby amended and/or supplemented as provided below:

ITEM 10. ADDITIONAL INFORMATION.

    Item 10(f) is hereby amended and supplemented by adding to the end thereof the following:

        On March 15, 1999, Parent issued a press release, a copy of which is included as exhibit (a)(9) hereto and incorporated herein by reference, which announced that the OCC Condition had been satisfied.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 is hereby amended to add the following exhibit:

    (a)(9)  Press release issued by Parent on March 15, 1999
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 1999                         BENGAL SUBSIDIARY CORP.

                                              By:                /s/ DENNIS J. BRODERICK
                                                         --------------------------------------
                                              Name:             Dennis J. Broderick
                                              Title:            President

                                              FEDERATED DEPARTMENT STORES, INC.

                                              By:                /s/ DENNIS J. BRODERICK
                                                         --------------------------------------
                                              Name:             Dennis J. Broderick
                                              Title:            Senior Vice President and
                                                                General Counsel
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                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                                     DESCRIPTION
----------  ---------------------------------------------------------------------------------------------------------

    (a)(9)  Press release issued by Parent on March 15, 1999